Exhibit 99.69

Amaya Announces Hiring of EVP, Corporate Development and General Counsel

MONTREAL, Jan. 10, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, is pleased to announce that it has appointed Marlon D. Goldstein as its new Executive Vice-President, Corporate Development and General Counsel effective as of January 24, 2014. Prior to such date, Mr. Goldstein will be providing various consulting services to the Corporation.

Prior to joining Amaya, Mr. Goldstein was a principal shareholder in the corporate and securities practice at international law firm Greenberg Traurig, where his practice was focused on corporate and securities matters including mergers and acquisitions, securities offerings, and financing transactions. Mr. Goldstein also was the co-chair of the firm’s Gaming Practice, a multi-disciplinary team of attorneys representing owners, operators and developers of gaming facilities, manufacturers and suppliers of gaming devices, investment banks and lenders in financing transactions, and Indian tribes in the development and financing of gaming facilities. Among other honors, Mr. Goldstein was named by the Daily Business Review as one of South Florida’s “40 Under 40 Rising Stars” in 2013.

“We are extremely excited to add Marlon to our organization,” said David Baazov, CEO of Amaya. “With his strong background in gaming, governance, finance and M&A, Marlon has the experience and expertise to oversee our legal team and help us achieve our corporate objectives.”

About Amaya

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. Amaya recently acquired Cryptologic, a pioneer within online casino, Ongame, a leader within online poker, and Cadillac Jack, a successful slot machine manufacturer. For more information please visit www.amayagaming.com.

Disclaimer in regards to Forward-looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

For investor or media inquiries, please contact:

Tim Foran

Tel: 416-815-0700 ext. 251

NA toll free: 1-800-385-5451 ext. 251

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 18:33e 10-JAN-14